Filed by Guidant Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: Cook Group Incorporated
Filer’s Commission File No.: 1-13388

SCRIPT FOR THE GUIDANT CORPORATION
MID-QUARTER AUGUST 2002 CONFERENCE CALL
AUGUST 28, 2002, 3:00 PM EST

Rieth: Thank you for joining us this afternoon for our mid-quarter conference call. As we established at our previous mid-quarter call, our intent is to select relevant topics that will provide deeper insight into Guidant, the therapies we deliver, our business operations, and future prospects. We will also try to include a variety of members of the Guidant management team.

With me today are Ginger Graham, Advisor to the President; Keith Brauer, Chief Financial Officer; Dr. John Capek, President, Vascular Intervention; and Fred McCoy, President, Cardiac Rhythm Management.

Today, we’d like to focus on the following areas: First, Ginger has been placed in charge of due diligence activities prior to the closing of the Cook Group acquisition as well as beginning the planning for operational activities that will create the new Guidant/Cook Group combined entity after closing. We are fortunate to have someone with Ginger’s capabilities and operational experience to be able to focus exclusively on these important efforts. Second, Keith will update you regarding our current thinking regarding financial performance and guidance for the third quarter. Third, John will update us on the status of the coronary Vascular Intervention business. Finally, Fred will provide some insight into the current robust performance of the Cardiac Rhythm Management business and markets.

Our call today will take 45 minutes. We’ll keep our remarks brief and spend the majority of the time on your questions.

At this point, I’ll turn the call over to Ginger, who is joining us from Bloomington, Indiana.

Graham: Thank you, Andy. The joining of Cook Group and Guidant Corporation marks a significant milestone for both companies. Each firm has a track record of innovation and success that is enviable. Let me make a few key observations:

•	I am spending 100% of my time working with the Cook Group Management Team on due diligence activities and planning for future operational transition. There is a great deal of cooperation and enthusiasm. Cook Group is a top-notch organization.
•	The drug eluting stent opportunity we have been pursuing in collaboration with our Cook partners is enormous: we estimate that the drug eluting stent market will reach $4.5 billion in 2004 – double the current market size.
•	As you know, Guidant filed a declaratory judgment action that seeks to acknowledge and clarify the acquisition before the Court. Briefings with the Court on this and the previous action between Cook Inc. and Boston Scientific are currently underway.

•	Guidant and Cook Group are working together closely to ensure that the acquisition is completed in a timely and efficient manner.

I’ll take your questions in a moment. At this time, I’d like to turn the call over to Keith, our Chief Financial Officer, for an update on third quarter performance and financial guidance.

Brauer: Thank you, Ginger. As you recall from our Second Quarter Earnings Call in July, we were targeting third quarter sales in the range of $785-825 million with adjusted EPS of $0.50-0.53. As we review our quarter-to-date performance, both sales and earnings are trending nicely – led by the robust acceptance of the CONTAK CD® system and the apparent expansion of implantable cardioverter defibrillator (ICD) therapy due to the MADIT II results. Therefore, for the third quarter, we are guiding you to a tighter sales range of $800-825 million (+21-25%) and adjusted EPS of $0.52-$0.55 (+30-38%). At this time, we are not changing our sales and adjusted EPS guidance for full-year 2002, which we have pegged at $3.0-3.2 billion and $2.00-2.06, respectively. As usual, we will comment on fourth quarter and full year 2002 guidance during our Third Quarter Earnings Call on October 18 – which will take into consideration on-going results and competitive activity at that time.

As has been our practice, we will continue to provide guidance ranges such that our performance will most likely fall within these ranges.

At this time, I’d like to turn the call over to John.

Capek: Thanks, Keith. Our clinical programs and sales performance in Vascular Intervention continue to be robust.

•	MULTI-LINK PIXEL™, PENTA™, and ZETA™ coronary stent platforms continue to be the leading stents in markets around the world.
•	We believe our US implant share for the quarter is holding in the 47-50% range.
•	Our next-generation platform, the MULTI-LINK ZETA, which was launched last quarter in Europe, is expected to be launched in the next 60-90 days here in the US.
•	The ZETA system continues to perform well with our European share stable in the third quarter despite the continued launch of the Cypher. As you may recall, our second quarter European units were up 4% on a sequential basis versus the first quarter.
•	The FDA trial for the new cobalt-chromium VISION™ stent is complete and a PMA filing is expected within the next 45 days. We are assuming an FDA review cycle of approximately 6 months. We expect our European launch of the VISION stent to occur before year-end.
•	Clinical registry data, important clinical trials, new indications, and clinical use continue to demonstrate the safety and efficacy of Guidant stent designs across a broad group of applications.
•	Of course, the drug eluting stent opportunity is exciting and our DELIVER trial follow up is progressing well. All 1,043 patients have been implanted for nearly 6 months. We expect angiographic follow up to be complete in November and are planning for our regulatory submission in late December/early January.
•	The ACHIEVE™ CE Mark approval process is continuing on schedule, and we do not currently see any issues that take us off our previous guidance.

We’ll open the phone lines in just a moment, but we’ll conclude our opening remarks with a few words from Fred.

McCoy: Thanks, John. I’d like to make a few comments on the implantable defibrillator market, then provide brief updates on Guidant heart failure, implantable defibrillator, and pacemaker product lines.

The overall implantable defibrillator market worldwide through the first half of 2002 has grown by about $300 million to over $1.2 billion – growth of 30%. This growth has been fueled by the MADIT II clinical data, the increasing awareness of the therapy, and the introduction in the US of cardiac resynchronization therapy (CRT-D). If one looks forward, it would appear that market growth would continue. The MADIT II FDA indication has been granted. A National Coverage Decision is scheduled for late this quarter. ACC Guidelines on the MADIT II indication are due out this quarter. CRT-D is now available from both Guidant and Medtronic. And, the product appeal of CRT-D will only improve.

Consequently, for calendar year 2002, we estimate the overall implantable defibrillator worldwide market will grow by $700 million to $2.6 billion – growth of about 35%. We at Guidant like to think we had a little something to do with this attention-getting market growth. After all, we did bring forward MADIT II, and we did pioneer CRT-D.

In heart failure, I’ll start with the US launch progress on the CONTAK CD/EASYTRAK® system, which we would characterize as quite a success – indeed, beyond our expectations. Further, we have plenty of penetration headroom. While we have sold CONTAK CD/EASYTRAK into over 120 new accounts, it is also the case that half of our current defibrillator accounts have not yet implanted CRT-D therapy. CONTAK CD demand has exceeded our original forecasts. This, combined with a specific component supply issue, has us currently meeting demand – though on something of a hand-to-mouth basis. The EASYTRAK lead system has been very well accepted. With today’s announcement of the market release of our RAPIDO™ lead introduction system, access and navigation, already good, just got even better.

Our next generation CONTAK RENEWAL™ system was submitted to the FDA by PMA Supplement on June 30. The FDA is requiring some human clinical data that has already been accumulated. Running the timeline, RENEWAL US approval could sneak into this year, but most likely it will be in the first quarter of 2003. Meanwhile, Europe performance, now with RENEWAL II and EASYTRAK II, continues to impress.

In implantable defibrillators, recall that Guidant second quarter growth performance was 37% year-over-year and 30% sequentially. We were a share gainer in the second quarter in both the US and abroad. The reasons are straightforward. First is the introduction of the CONTAK CD/EASYTRAK system in the US – available in the second quarter for 7 weeks. Our field expansion initiated in July 2000 has many of the additional people now hitting their stride in productivity.

Our lead defibrillator, the VENTAK® PRIZM™ 2, is proving to be quite a winner. Simply said, it is the most appealing, most manufacturable, most reliable defibrillator we’ve ever made. We have achieved an 8% overall net price increase versus both last year and last quarter – continuing to add to market and Guidant health. Recently, we launched our new extendable/retractable screw-in lead, the ENDOTAK RELIANCE® active fixation lead – thus strengthening our competitiveness with physicians who prefer this kind of lead. And, we look forward to joining a segment of the market in which we have not been participating with the launch of the PRIZM AVT in 2003.

In pacemakers, the worldwide launch of the INSIGNIA™ pacemaker family combined with our previously mentioned field productivity is putting some pop in our performance with already demonstrated second quarter sequential growth of 13%. Additionally, we have been able to achieve a 2% overall US net price increase year-over-year – once again, adding to market and Guidant health.

In summary for Cardiac Rhythm Management, market and Guidant growth prospects appear to be excellent.

Andy, we’ll open the phone lines to questions for the remainder of the time....

This presentation includes forward-looking statements concerning the Cook Group transaction, product development, and financial expectations. The statements are based on assumptions about many important factors, including clinical and regulatory timelines and developments, continuing litigation developments relating to paclitaxel-eluting stents, timelines for and terms of governmental approvals of the transaction, competitive and market developments, general economic conditions (including exchange rates) and other factors listed on exhibit 99 to Guidant’s most recent 10-Q. As such, they involve risks that could cause actual results to differ materially. The company does not undertake to update its forward-looking statements.

Additional information:

Guidant intends to file a registration statement on Form S-4 in connection with the transaction, and Guidant and Cook Group intend to mail a joint proxy statement/prospectus to their shareholders in connection with the transaction. Investors and security-holders of Guidant and Cook Group are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Guidant or Cook Group.

In addition to the proxy statement, Guidant files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The SEC filings are also available for free at the SEC’s web site at www.sec.gov. A free copy of these filings may also be obtained from Guidant.

Information concerning participants:

Guidant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Guidant’s shareholders in favor of the transaction. Information about the directors and executive officers of Guidant may be found in Guidant’s definitive proxy statement for its 2002 annual meeting of shareholders and in Guidant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.

Cook Group and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Cook Group’s shareholders in favor of the transaction. Information about the directors and executive officers of Cook Group may be found in the joint proxy statement/prospectus.